SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 12, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, January 12, 2023 regarding “Ericsson makes provision in fourth quarter of 2022 in relation to potential DPA breach resolution with U.S. Department of Justice”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 12, 2023

PRESS RELEASE January 12, 2023

Ericsson makes provision in fourth quarter of 2022 in relation to potential DPA breach resolution with U.S. Department of Justice

Ericsson (NASDAQ: ERIC) announces that it is now in a position to make a provision of SEK 2.3 billion (approx. USD 220 million) in relation to a potential resolution with the U.S. Department of Justice (DOJ) regarding previously announced, non-criminal, alleged breaches under its 2019 Deferred Prosecution Agreement (DPA). Ericsson has not reached a resolution with the DOJ regarding these alleged breaches and discussions are ongoing.

This charge, which will be booked in the Company’s fourth quarter 2022 financial results, will be SEK 2.3 billion (approx. USD 220 million). The Company believes that this is a sufficiently reliable estimate of the financial penalty associated with any potential breach resolution, and this provision also includes estimated expenses for the previously announced extended monitorship. The provision will be booked as Other Operating Expenses in the income statement of Segment Other.

The Company’s internal investigation and its cooperation with authorities in relation to the allegations in the 2019 Iraq-related internal investigation report remain open and ongoing.

Since 2019, Ericsson has taken significant remedial measures, overseen by the Board of Directors. These include enhancing its group-wide approach to risk management and strengthening its compliance program and internal controls. The Company agreed in December 2022 to extend its independent compliance monitorship until June 2024 to further our efforts to embed best-in-class compliance, risk management and internal controls frameworks across the organization.

Background

In 2019, Ericsson entered into the DPA in order to resolve past (prior to 2017) Foreign Corrupt Practices Act (FCPA) violations relating to misconduct in certain countries. The 2019 agreement provided that, in the event of any breach of its ongoing DPA obligations, the Company could be prosecuted for the historic FCPA violations covered by the DPA.

As announced in October 2021 and March 2022, the DOJ notified Ericsson that it failed to provide documents and information to the DOJ in a timely manner and did not adequately report to the DOJ certain information relating to a 2019 Iraq-related internal investigation.

The DOJ has not alleged or charged Ericsson with any new criminal misconduct since the start of the DPA.

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PRESS RELEASE January 12, 2023

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Media

Kirsty Fitzgibbon, Vice President, Head of External Relations, acting

Phone: +46 730 95 81 57

E-mail: media.relations@ericsson.com

Kristoffer Edshage, Head of Financial and Regulatory Communication

Phone: +46 722 20 44 46

E-mail: media.relations@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New

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PRESS RELEASE January 12, 2023

Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following risks and uncertainties:

•	Our ability to reach a mutually agreeable resolution with DOJ regarding alleged DPA breaches

•	Any such potential resolution could involve a financial penalty that differs materially from the provision

•	Our ability to reach a full and final resolution that covers all past conduct, including allegations of past conduct in Iraq

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

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PRESS RELEASE January 12, 2023

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 2:00 pm CET on January 12, 2023.

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